Exhibit 99.42

CANNTRUST™ HOLDINGS INC. LAUNCHES THE ONLY SAME-DAY

DELIVERY FOR MEDICAL CANNABIS IN THE GTA

‘Trust Delivery Service’ Available to GTA Patients 7-Days-A-Week

VAUGHAN, ON, DATE February 2nd, 2018 - CannTrust Holdings Inc. ("CannTrust" or the "Company", CSE: TRST), one of Canada’s leading licensed producers of medical cannabis, announces the launch of a new same-day delivery service for customers in the Greater Toronto Area (the “Trust Delivery Service”).

CannTrust patients in the Greater Toronto Area - from Burlington in the West to Brampton and Aurora in the North and Oshawa in the East – now have the option, for a nominal fee, of choosing guaranteed same-day delivery for orders placed before 4 p.m.

For convenience and confidentiality, the Trust Delivery Service will provide customers with real-time tracking from time of shipment as well as an alert 15 minutes before delivery. Same-day deliveries will be made between 6 p.m. and 10 p.m.

“Our decision to launch the Trust Delivery Service in the GTA is a clear example of our customer-centric approach to healthcare. We are committed to providing our customers with the highest quality products and the most convenient and personalized service available” said Brad Rogers, President of CannTrust Inc.

“We believe that our Trust Delivery same-day service will give CannTrust a significant competitive advantage in Canada’s largest medical cannabis market. We’re committed to innovation across all aspects of our business, including delivery and customer service. We hope to expand the Trust Delivery Service to other major Canadian centres in the near future” added Rogers.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca